300 North LaSalle Chicago, Illinois 60654 United States

Edward J. Schneidman, P.C. To Call Writer Directly: +1 312 862 3333 edward.schneidman@kirkland.com	+1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

August 20, 2018

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kim McManus
Jeffrey Lewis
Robert Telewicz
Joshua Lobert

Re:	Best Western International, Inc.
Registration Statement on Form S-1
Filed on August 10, 2018
CIK No. 0001733381

Ladies and Gentlemen:

On behalf of Best Western International, Inc. (the “Company”), we are hereby providing to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the Company’s response to comment 1 of the Staff’s letter dated August 17, 2018 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on August 10, 2018. We respectfully request the Staff review and provide any comments to the proposed response. For the convenience of the Staff’s review, we have set forth below comment 1 of the Comment Letter.

Comment

Financial Statements for the period ended May 31, 2018

Notes to Consolidated Financial Statements (unaudited)

(k) Significant Estimates and Assumptions, page F-8

Beijing	Boston	Dallas	Hong Kong	Houston	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

U.S. Securities and Exchange Commission

August 20, 2018

1.

We note your disclosure that your accounts receivable balance as of November 30, 2017 was overstated by approximately $2.4 million. Please clarify for us whether this overstatement had a similar impact on revenues and excess of revenues over expenses for the period ended November 30, 2017. Additionally, please tell us whether the correction of this overstatement during the period ended May 31, 2018 had any impact on revenues and the excess of revenues over expenses.

Response

In response to the Staff’s comment regarding the $2.4 million overstatement of accounts receivable as of November 30, 2017, the Company wishes to advise the Staff of the following clarification.

The Company accounts for the redemption of free night vouchers through a series of journal entries. Upon redemption, the first entry reduces the free night voucher liability with an offset to program cost of sales expense. The second entry records the reduction of accounts receivable for the member where the voucher was redeemed, with an offset to program cost of sales expense. During the second quarter 2018 close process, the Company identified a reoccurring one-month lag in the second entry, which resulted in accounts receivable being overstated, program cost of sales being understated and excess of revenues over expenses being overstated at period end. The Company notes that for any given period, the effect of the reoccurring error is minimized due to the rollover impact of the prior period. There is no impact on revenues in any given period.

The Company analyzed the impact of the error and for 2017, the November 30, 2017 accounts receivable balance was overstated by $2.4 million, program cost of sales expense was understated by $1 million (based on the rollover impact of the prior period), and excess of revenues over expenses was overstated by $1 million.

The Company evaluated the error under SAB 99 and SAB 108 and determined that the error was immaterial to both current and prior periods, as a result of the rollover impact, and corrected the error in the balance sheet at May 31, 2018. This correction resulted in an overstatement of program cost of sales expense for the 6-month period ended May 31, 2018 of $2.4 million.

To clarify this matter in our financial statements, the Company proposes adding the bold and underlined disclosure to the notes to our financial statements included in the Registration Statement on page F-8, paragraph 3:

(k) Significant Estimates and Assumptions

U.S. Securities and Exchange Commission

August 20, 2018

The Company offers a frequent stay program for guests of its member and franchisee hotels. Guests who participate in the program earn points or partner rewards for each stay at a member or franchisee hotel. The points earned never expire and can be redeemed for free room nights, merchandise, gift cards, and airline and partner rewards. The Company records a liability related to the estimated cost per point of future redemption obligations based on an incremental cost approach by analogy to ASC 605-60. This liability represents management’s estimate of the future obligation of awards for points earned but not yet redeemed by program participants. The frequent stay program’s estimated total liability was $125,516,502 and $118,895,027 as of May 31, 2018 and November 30, 2017, respectively. The portion of this liability expected to be redeemed within the next year, based on the historical trend of points redeemed, was $42,133,878 and $38,916,745 as of May 31, 2018 and November 30, 2017, respectively. During 2018 the Company identified a consistent one-month lag in its recognition of the redemption of free night vouchers, which resulted in a $2.4 million overstatement of accounts receivable as of November 30, 2017 and a net $1.0 million understatement of program cost of sales in fiscal 2017 based on the rollover impact of prior periods. The impact of this error was corrected in fiscal 2018, which resulted in $2.4 million of program cost of sales expense being recorded in fiscal 2018 that related to prior periods. The Company has concluded that the effect of the overstatement was not material to prior period financial statements, nor is the correction material to the expected annual operating results for fiscal 2018 and, therefore, the Company has corrected the overstatement in the financial statements for the second quarter of 2018.

***

U.S. Securities and Exchange Commission

August 20, 2018

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please do not hesitate to contact the undersigned at (312) 862-3333 or edward.schneidman@kirkland.com.

Sincerely,

/s/ Edward J. Schneidman

Edward J. Schneidman

Enclosure

cc:	Lawrence Cuculic
Best Western International, Inc.